Itaúsa and Itaú Unibanco Holding are again selected to be components of the Dow Jones Sustainability World Index 2009/2010 (DJSI).

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have been selected as components of the Dow Jones Sustainability World Index (DJSI) portfolio, 2009/2010 version, together with a further 315 companies worldwide.  Itaú Unibanco remains the only Latin American bank to participate in the index since it was created in 1999.  Itaúsa has been present in the index on six occasions, this year being classified as leader in sustainability in the “Financial Services” sector for the third consecutive time.

DJSI is constituted by shares of companies of recognized corporate sustainability, that is, companies with the capacity to create shareholder value over the long-term, maximizing business opportunities and managing risks associated with economic, environmental, and social factors.  In other words, the index takes into consideration not only financial performance but particularly the quality of company management that must integrate economic value with transparency, corporate governance, and social and environmental responsibility as a form of long-term sustainability.

Since its implementation in January 1999, DJSI has become a significant benchmark for fund management institutions.  These use the index to assist them in making decisions on investments and offer diversified products to their clients on the basis of shares of the companies participating in DJSI committed to sustainable economic, social, environmental, and cultural development.

The new DJSI composition includes 317 companies in 26 countries, of which only 7 are Brazilian.  The index is reviewed annually based on questionnaires sent out to companies, as well as on public information provided in annual reports and investor relations’ websites.  The survey comprised the top 2,500 companies by market capitalization of the Dow Jones Global Index, representing 58 economic sectors.  In each sector, only 10% of the companies best classified in the ranking for sustainability are selected to be a part of the index, based on the analysis of some 30 items related to economic, social and environmental, performance of these companies.

In this new edition of the index, Itaú Unibanco Holding S.A. obtained the highest score in the following items: Anti-Crime Policy/Measures, Human Capital Development, Risks involved with Large Projects/Export Finance and Social Value Added.  Itaúsa recorded the highest scores for Economic Dimension (Brand Management and Risk & Crises Management) and in the Social Dimension (Standards for Suppliers, Occupational Health & Safety and Social Value Added).

Participation in the Dow Jones Index reflects the long-term commitment of Itaúsa and Itaú Unibanco Holding to such values as ethical business behavior, transparency, compliance with the law, corporate governance, and social, cultural and environmental responsibility. We believe that this commitment is a critical factor for maintaining sustainable growth and creation of shareholder value over the coming years.

São Paulo, September 3, 2009.

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.